KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

February 27, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for U.S. Premium Beef, LLC and subsidiaries (the Company). under the date of November 16, 2011 we reported on the consolidated financial statements of the Company as of and for the years ended August 27, 2011 and August 28, 2010.  Our report dated November 16, 2011 contained an explanatory paragraph referencing the adoption of Accounting Standards Codification 810-10-65, Non-controlling Interests in Consolidated Financials Statements—an amendment of ARB 51 effective August 30, 2009.  On February 22, 2012, we were dismissed.  We have read the Company's statements included under Item 4.01 of its Form 8-K dated February 27, 2012, and we agree with such statements.

Very truly yours,